Exhibit 99.24

Investor Presentation and Webinar

Melbourne, Australia, 28 July 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a diversified Genomics and AI driven preventative health business provides the attached presentation and advises that the Company will be providing the following webinar for investors in Australia.

Thursday 29 July 2021 at 9:30am AEST/Wednesday 28 July at 7:30pm EST

To register please click on the link below.

https://us02web.zoom.us/webinar/register/WN_ntdVwrJPQkeM0XszdzUvXQ

-END-

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Investor Update

July 2021

Authorised by the Board of Directors of Genetic Technologies Limited

ASX: GTG
NASDAQ: GENE

Notice: Forward looking statements

The purpose of the presentation is to provide an update of the business of Genetic Technologies Limited (the Company) ACN: 009 212 328 (ASX:GTG; NASDAQ:GENE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by the Company and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company's filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside the Company's control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and the Company's current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.

This presentation should not be relied on as a recommendation or forecast by the Company. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Our Overview

01
Our Vision & Values
2021 Overview Where are we now

02
Our Markets
Prioritising the market entry strategy by region

03
Our Channels & Divisions
Focused on three distinct and target routes to market

04
Our Portfolio & Innovation
Executing through cutting edge innovation and 'game changing' partnerships

05
Our Acquisition
EasyDNA - Building our Direct to Consumer Growth pathway

06
Our Capabilities
Building our internal capability aligned to execution

geneType

Our Vision & Values

To be the world's leader in personalised predictive genetics



Collaborative

Cooperative, Receptive, Informative, Transparent

Unity and diversity drives us to make a positive impact on the community

Dynamic

Proactive, Striving, Responsive, Motivated.

Cutting edge Innovation that creates an aspirational place to work

Professional

Trustworthy, Respectful, Punctual, Accountable

Leveraging our collective skills and knowledge to create global partnerships

Passionate

Enthusiastic, Inspiring, Dedicated, Energetic

A place where you can apply your skills and realise your career goals

Our 2021 Snapshot

Multi-year distribution agreement

License and distribution agreement for COVID-19 Risk Test with IBX for minimum of US$2.9 million over 3 years to maintain exclusivity

Launched CIT in USA & AUS for other tests[1]

A$21 million

Strong cash balance with 24 month runway[2]

Strong focus on Commercialisation of R&D

Over a decade of R&D translating to commercial launch of geneType for Breast Cancer & Colorectal Cancer & COVID-19 Dedicated in-house scientific team

Robust patent portfolio

17 patents granted and 9 patent families pending

Up to 70% coverage

New Multi Test development on track for serious disease risk including major oncological, metabolic and degenerative diseases

Scientific & Clinical Credibility

Multiple peer-reviewed publications and four collaborations with prestigious academic and medical establishments

1. geneType for Breast Cancer and Colorectal Cancer certified for sale via online sales platform.
2. Runway based on current cash projections and including the acquisition of EasyDNA

geneType

Our Markets and Collaborators

United States

geneType® Polygenic Risk Score (PRS) tests for breast, colorectal cancer and COVID-19 available through CLIA Certified "High Complexity" Laboratories.

Further products expected to be submitted in next 12 months

Europe & UK

Commencing CE certification enabling EU launch of Novel genetic risk test in CY2021

Asia

(Inc. SEA, China and India)

H2 CY2021 to commenced a scoping and Prioritising a market entry strategy into Asia

Australia & New Zealand

Certification by Australian regulators **NATA**, to sell into the Australian market

Two products[1] currently certified and further products expected to be submitted in next 12 months

Memorial Sloan Kettering Cancer Center

THE UNIVERSITY OF MELBOURNE

ibx infinity biologix

UNIVERSITY OF CAMBRIDGE

tgen

1 GeneType for Breast Cancer and Colorectal Cancer certified for sale via online sales platform.

Our Pathways

Medical – Business to Business (B2B)

A communication and execution plan curated for

Payers / Insurers

Primary Care Physicians

Specialists

Surgeons

Allied Health

Certifying reimbursable germline testing platform

BRCA test

LYNCH Syndrome test

*(More to follow)**

Consumer initiated testing (CIT) with medical supervision

Launched US and Australia CIT platforms in 2020 with medical supervision with:

InTeleLabs in the US

Phenix Health in Australia

Current products include:

geneType for Breast Cancer

geneType for Colorectal Cancer

AUD$349 / US$249 per test


colorectal cancer
breast cancer

Direct to consumer testing (DTC) with no medical supervision

Recent Acquisition announced for EasyDNA

easyDNA

Leverage for Paternity, ancestry, gut microbiome testing and non-medical related genomic tests

www.Easydna.com

Provides Genetic Technologies the foundation to grow in **40 countries**

Agreements with **12 laboratories in North America, AsiaPac and Europe**

* Corporates and Insurance market entry assessment in progress.

Our Channels – B2B

Third Party Licensing

Provides enhanced distribution and product offering via:

- Out licensing of own products for enhanced distribution opportunities (ie. Infinity BiologiX COVID-19 Risk Test)
- In licensing of novel products for enhanced product offering (ie. PREDICTIX by Taliaz)

Business to business sales via the medical profession

- Adversely impacted by COVID-19 restrictions but remains a key avenue for education and sales
- Combined with an educational program to target health professionals mediated by VR professional industry education content providers

Certifying reimbursable Germline testing platform anticipated to be completed by end of Q4 CY2021

BRCA test: Medicare Benefits Schedule:

- Item 73296 - Fee: $1,200.00 Benefit: 75% = $900.00 85% = $1,115.30[1]
- Item 73297 - Fee: $400.00 Benefit: 75% = $300.00 85% = $340.00[2]

LYNCH Syndrome test: Medicare Benefits Schedule

- Item 73354 - Fee: $1,200.00 Benefit: 75% = $900.00 85% = $1,115.30[3]

1 http://www9.health.gov.au/mbs/fullDisplay.cfm?type=item&q=73296&qt=ItemID
2 http://www9.health.gov.au/mbs/fullDisplay.cfm?type=item&q=73297&qt=ItemID
3 http://www9.health.gov.au/mbs/fullDisplay.cfm?type=item&q=73354&qt=item&criteria=lynch%20syndrome

Our Divisions

- Emerging divisions
- Existing divisions

Oncology
BC, CRC, PC, Melanoma

CVD
(Heart Disease)
IHD, AF

COVID-19
Serious disease risk (SDR)

Metabolic diseases
Diabetes

Pharmoco-Genetics &
Companion diagnostics

Germline testing
BRCA, Lynch Syndrome and Somatic testing

Mental Health
by Taliaz

Lifestyle
Ancestry and Microbiome
easyDNA

geneType
Genetics for Life

NEW – Universal collection test Kit
To support Multi Test Launch


Comprehensive
Risk Assessment
Test Kit

BC = Breast Cancer; CRC = Colorectal Cancer; PC = Prostate Cancer; CVD = Cardiovascular Disease; IHD = Ischemic Heart Disease; Atrial Fibrillation

Our Innovation

geneType integrates genetic risk and clinical risk to better stratify individual risk. Patients with potentially high risk may exceed actionable clinical guidelines 10 – 15 years earlier than those with low risk [1,2,3]

Breast Cancer (BC)[1]



B
Women with family history
0.30
0.25
0.20
0.15
0.10
0.05
0.00
<20
20-40
40-60
60-80
>80
20 25 30 35 40 45 50 55 60 65 70 75
Age, y

Colorectal Cancer (CRC)[2]



25%
20%
15%
10%
5%
0%
Cumulative risk of CRC
Highest quintile SNP risk
Average SNP risk
Lowest quintile SNP risk
Two first-degree relatives with CRC
Highest quintile SNP risk
Average SNP risk
Lowest quintile SNP risk
No family history
30 35 40 45 50 55 60 65 70 75 80
Age (years)

Chronic Heart Disease (CHD)[3]



Males in Framingham Heart Study (FHS)
Top PRS (0-20%)
Bottom PRS (80-100%)
Cumulative risk of CHD (%)
40
35
30
25
20
15
10
5
0
10% of men with the lowest genetic risk suffer a coronary event by 63 years old
10% of men with the highest genetic risk suffer a coronary event by 51 years old
40 45 50 55 60 65 70 75
Age (years)

↑ Low polygenic risk score

↑ High polygenic risk score

geneType detects patients at an actionable risk of serious disease 10 – 15 years earlier than currently possible

Potentially significantly improving patient outcomes and health economics

1 Mavaddat et al. (2015) JNCI.
2 Jenkins et al. (2019) Familial Cancer.
3 Abraham et al. (2016) Eur Heart J.

Our Portfolio – Driving Growth

CIT Platform in AUS and USA selling BRC and CRC


colorectal cancer
breast cancer

Moderate Revenue Expectations Q2 CY 2021

IBX COVID Risk Test released for sale May 31, 2021


COVID-19
ibx
infinity biologix

Revenue Commenced Q2 CY 2021

100% Germline + PRS test for Breast Cancer and CRC to launch in AU & USA


BRCA
LYNCH Syndrome

BRCA Panel

Lynch Syndrome

Expanding into reimbursable space

Revenue Expectations Q4 CY 2021

Multi Test to provide Risk assessment for >70% of all morbidities to launch


Comprehensive Risk Assessment

Market Release to include up to 70% of Morbidity:

- Breast Cancer
- Colorectal Cancer
- Cardiovascular Disease
- Type 2 Diabetes
- Melanoma
- Prostate Cancer

Revenue Expectations Q4 CY 2021

December 2020 | April 2021 | July 2021 | H2 2021

Significant market opportunity

To provide predictive, pre-symptomatic testing to inform lifestyle choices and healthcare discussions

Near Term Addressable Market

281,550[5]
Diagnosis of breast cancer annually in United States
(19,974 cases diagnosed annually in Australia[3])

+

1st degree relatives

=

GTG Target Market for

BRCA Panel + Breast Cancer PRS Testing
providing up to 100% genetic risk cover screening



geneType
BRCA



geneType
breast cancer

149,500[6]
Diagnosis of colorectal cancer annually in United States
(15,494 cases diagnosed annually in Australia[4])

+

1st degree relatives

=

GTG Target Market for

LYNCH Syndrome Panel + Colorectal Cancer PRS Testing
providing up to 100% genetic risk cover screening



geneType
LYNCH Syndrome



geneType
colorectal cancer

Global Predictive Genetic Testing Market anticipated to exceed $28bn by 2026[1]

1. Genetic Testing Market Size By Test Type (Predictive Testing, Carrier Testing, Prenatal and New-born Testing, Diagnostic Testing, Pharmacogenomic Testing, Nutrigenomic Testing), By Application (Cancer, Genetic Disease, Cardiovascular Disease), Industry Analysis Report, Regional Outlook, Application Potential, Competitive Market Share & Forecast, 2020 – 2026; Published Date: Feb 2020; Authors: Sumant Ugalmugle, Rupali Swain
2. PRS = Polygenic Risk Score
3. https://www.canceraustralia.gov.au/affected-cancer/cancer-types/breast-cancer/breast-cancer-australia-statistics
4. https://www.canceraustralia.gov.au/affected-cancer/cancer-types/bowel-cancer/bowel-cancer-colorectal-cancer-australia-statistics
5. https://www.cancer.org/cancer/breast-cancer/about/how-common-is-breast-cancer.html
6. https://www.cancer.net/cancer-types/colorectal-cancer/statistics

Our Innovation - Multi Test

One test to help identify risk of serious disease for up to 70% of Mortalities and Morbidities
Committed to continually invest in developing multi population testing solutions

Oncology — 1
Breast Cancer
Colorectal Cancer
Prostate Cancer
Melanoma
Pancreatic Cancer
Ovarian Cancer

Cardiovascular — 2
Atrial Fibrillation
Coronary Artery Disease

Metabolic — 3
Type 2 Diabetes

Mental Health — 4
Taliaz

GeneType Multi-test to include >70% of mortality & morbidity


Comprehensive
Risk Assessment
Test Kit

NEW Universal sample collection kit with TGA, FDA and EU regulatory approval[1]

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek

EasyDNA – Acquisition of DTC Platform

- This acquisition provides Genetic Technologies the foundation to grow in **40 countries** with an extensive DTC market channel
- Agreements with **12 laboratories in North America, AsiaPac and Europe**
- EasyDNA currently sells paternity, oncology and health and wellbeing genomics-based tests
- A platform to launch the **geneType Multi Test** and portfolio of serious disease tests across the globe
- Offices in Malta with a subsidiary in Australia, CEO is based in Malta
- Current revenues of US$4.63 million through retail sales of its at-home DNA tests

Our Capability

Dedicated Innovation Hub
Developing and capturing the next generation of innovation in genomics

Marketing and Positioning
Creating a consumer and patient led infrastructure for a direct to consumer e-commerce and B2B sales platform

Enhanced Sales and Distribution
Capitalise on Licensing, JV and M&A opportunities
Partner with leading commercial labs in regions


geneType
Genetic based preventative health platform

Commercial Finance
Innovation underpinned by controlled operating expenditure

Education and Advisory
Leveraging partnerships with institutions
Oversight and advise to guide ethics and inform innovation

Enhanced IT infrastructure
Futureproofing our platform

Internal Structure
Resourced to deliver with significant medical and business acumen inhouse to continue to drive value

Our Summary

01
Our Vision and Values

02
Our Markets
Targeted and deliberate

03
Our Channels & Divisions
Focused and distinct

04
Our Portfolio & Innovation
Cutting edge innovation

05
Our Acquisition
Positioned for growth

06
Our Capabilities
Aligned to execute

Thank you

Appendices

Our Intellectual Property

7 Patents granted in the US

- Patent 11,031,098, Computer systems and methods for genomic analysis
- Patent 10,683,549, Methods for assessing risk of developing breast cancer
- Patent Nos. 9,051,617; 9,068,229 and 9,702,011 covering three of the core genetic markers included in the BREVAGenplus® risk assessment test
- Patent No. 7,127,355 offering broad protection re: methods of genetic analysis (the concept of combining clinical risk assessment with genetic risk factors to improve predictability over clinical risk assessment alone)
- Patent No. 6,969,589 covering the identification of informative SNPs

5 Patents granted in China

- Patent Nos. 200680051710.0; 201310524782.4; 201310524916.2 and 201310524765.0 "Markers for Breast Cancer"
- Patent No. 201080033130.5 Methods for Breast Cancer Risk Assessment

5 Patents granted in Hong Kong

- Patent Nos. 09101235.4; 12112875.1; 12112368.5 and 12112874.2 "Markers for Breast Cancer"
- Patent No. 12109000.5 Methods for Breast Cancer Risk Assessment

9 Patent families pending

- Methods for breast cancer risk assessment
- Methods for assessing risk of developing breast cancer
- Improved methods for assessing risk of developing breast cancer
- Markers for breast cancer
- Methods for genetic analysis
- Methods for genomic analysis
- Methods for assessing risk of developing colorectal cancer
- Methods of assessing risk developing a disease
- Methods for assessing risk of developing a severe response to coronavirus infection

Board and Management: Sales and Scientific expertise leading GTG



Mr. Peter Rubinstein
BEc, LLB
Chairman - Non – Executive Director



Simon Morriss
GAICD
Chief Executive Officer



Richard Allman
BSc, PhD
Chief Scientific Officer



Dr. Lindsay Wakefield
MBBS
Non – Executive Director



Dr. Jerzy "George" Muchnicki
MBBS
Executive Director & Chief Medical Officer



Mike Tonroe
BSc, FCA, MAICD
Chief Financial Officer



Mr Nick Burrows
B.Com, FAICD, FCA, FGIA, FTIA, F Fin
Non – Executive Director



Erika Spaeth
PhD
Director of Clinical Affairs & Medical Education



Carl Stubbings
Chief Commercial Officer
(Joining September 2021)

Strong Scientific Leadership: Advisory Board



Professor Jon Emery

MBBCh MA DPhil FRACGP MRCGP
Research & Education Lead, Primary Care Integration, Victorian Comprehensive Cancer Centre
Herman Chair of Primary Care Cancer Research, University of Melbourne



Professor Finlay Macrae AO

MBBS, MD, FRACP, FRCP, AGAF MWGO is Principal Fellow and Professor, Department of Medicine, University of Melbourne, and Head of Colorectal Medicine and Genetics, The Royal Melbourne Hospital



Ora K. Gordon, M.D.

MD, MS, FACMG
Regional Medical Director, Center for Clinical Genetics & Genomics. Clinical Director, PSJH Population Health Genomics Program. Chair, Integrated Network Cancer Program, Professor of Genetics, St John Cancer Institute

Corporate Overview

Top 50 share registry breakdown



Other, 21%
Board and Managemen t , 7%
BNY Mellon, 72%

Dual Listed on the ASX and Nasdaq

Financial Information	
Share price (AUD) as at 26 July 2021	0.8c
ADR price (USD) as at 26 July 2021	$3.66
Ord Share on Issue (M)	9,017
ASX 52-week trading (low/high)	0.6/1.4c
Nasdaq 52-week trading (low/high)	$2.77/8.18
Market Cap (AM/USM)	**83.03/55.00**
Cash (30 June 2021)	A$20.9m
Debt (30 June 2021)	nil

Defined Terms

Common Complex Diseases (CCP) – A complex disease is caused by the interaction of multiple genes and environmental factors. Complex diseases are also called multifactorial. Examples of common complex diseases include cancer and heart disease.

Polygenic risk score - a number associated with one's disease risk based on the aggregated effects of individual risk variants through a multiplicative algorithm.

Variant - Single Nucleotide polymorphism (SNP), an alteration in DNA that may be a common or rare event.

Genomic - pertaining to function of genetics from structure to relationship between genetic events.

Genetic - pertaining to a gene.

GWAS - genome-wide association studies are large population level studies which enable scientists to identify genes and genetic markers involved in human disease. This method searches the genome for SNPs that occur more frequently in people with a particular disease than in people without the disease. Each study can look at hundreds or many thousands of SNPs at the same time. Researchers use data from this type of study to pinpoint genetic variations that may contribute to a person's risk of developing a certain disease.

SNP - Single nucleotide polymorphisms, frequently called SNPs (pronounced "snips"), are the most common type of genetic variation among people. Each SNP represents a difference in a single DNA building block, called a nucleotide. For example, a SNP may replace the nucleotide cytosine (C) with the nucleotide thymine (T) in a certain stretch of DNA.

Serious Disease Risk (SDR) - Risk associated with acquiring COVID-19 and requiring hospitalisation withs its associated morbidities and mortalities.

Germline Testing – Germline testing is done on cells that do not have cancer. It is done to see if a person has a gene mutation that is known to increase the risk of developing cancers and other health problems. This test uses cells (such as blood or skin cells) that do not have any cancer cells. Germline mutations can sometimes be passed down from parents.

Clinical Laboratory Improvement Amendments (CLIA) - Regulates laboratory testing and require clinical laboratories to be certified by the Center for Medicare and Medicaid Services (CMS) before they can accept human samples for diagnostic testing

National Association of Testing Authorities (NATA) - the authority responsible for the accreditation of laboratories, inspection bodies, calibration services, producers of certified reference materials and proficiency testing scheme providers throughout Australia. It is also Australia's compliance monitoring authority for the OECD Principles of GLP. NATA provides independent assurance of technical competence through a proven network of best practice industry experts for customers who require confidence in the delivery of their products and services.

Next Generation Sequencing (NGS) – Next-generation sequencing (NGS), also known as high-throughput sequencing, is the catch-all term used to describe a number of different modern sequencing technologies. These technologies allow for sequencing of DNA and RNA much more quickly and cheaply than the previously used Sanger sequencing, and as such revolutionised the study of genomics and molecular biology.

Laboratory Developed Tests (LDT) – A type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory.

Consumer Initiated Tests (CIT) - laboratory testing that is initiated by the consumer without a physician order but reviewed and communicated back to the consumer via a physician.

Direct to Consumer (DTC) – laboratory testing that is initiated by the consumer without a physician order. The results are reported back directly to the consumer.